Exhibit (a)(5)(x)

News Release

CONTACT: Simon Coope Glen Linde (212) 929-5500 or (800) 322-2885 Blaine Davis (610) 459-7158

For Immediate Release

Endo Pharmaceuticals Extends Subsequent Offering Period for Indevus Shares Until 5:00 pm EDT on Wednesday, March 18, 2009

Announces that Approximately 89.3 Percent of Outstanding Indevus Shares Have Been Accepted for Purchase

Chadds Ford, PA–March 16–Endo Pharmaceuticals (NASDAQ: ENDP) announced today that as of 5:00 p.m., New York City time, on March 13, 2009, approximately 71,008,964 shares (including shares delivered through notices of guaranteed delivery) were validly tendered and accepted for purchase in the tender offer by its wholly owned subsidiary, BTB Purchaser Inc., representing approximately 89.3% of the issued and outstanding shares of Indevus Pharmaceuticals, Inc. (NASDAQ; IDEV).

Endo has extended the subsequent offering period for all of the outstanding shares of Indevus common stock until 5:00 pm New York City time on Wednesday, March 18, 2009. Endo and BTB do not intend to further extend the subsequent offering period, and expect to close the merger of Indevus and BTB following the expiration of the subsequent offering period.

During the extension of the subsequent offering period, BTB will accept for payment and promptly pay for Indevus shares as they are validly tendered each day. Stockholders who tender shares during such period will receive the same $4.50 per Indevus share in cash and the non-transferable contractual right to receive up to an additional $3.00 per Indevus share in cash payable upon achievement of certain regulatory and sales milestones as was paid to Indevus stockholders who previously tendered shares into the offer.

Procedures for tendering shares during this extension of the subsequent offering period shall be the same as during the subsequent offering period, including that shares may be delivered by the same guaranteed delivery procedure that was applicable during the initial offering period. Pursuant to Rule 14d-7(a)(2) under the Securities Exchange Act of 1934, as amended, shares tendered during the subsequent offering period may not be withdrawn.

About Endo

Endo Pharmaceuticals is a specialty pharmaceutical company engaged in the research, development, sale and marketing of branded and generic prescription pharmaceuticals used primarily to treat and manage pain. Its products include LIDODERM®, a topical patch to relieve the pain of postherpetic neuralgia; PERCOCET® and PERCODAN® tablets for the relief of moderate-to-moderately severe pain; FROVA® tablets for the acute treatment of migraine attacks with or without aura in adults; OPANA® tablets for the relief of moderate-to-severe acute pain where the use of an opioid is appropriate; OPANA® ER tablets for the relief of moderate-to-severe pain in patients requiring continuous, around-the-clock opioid treatment for an extended period of time; and VOLTAREN® gel, a nonsteroidal anti-inflammatory drug indicated for the relief of the pain of osteoarthritis of joints amenable to topical treatment. The company markets its branded pharmaceutical products to physicians in pain management, neurology, surgery, oncology, and primary care. More information, including this and past press releases of Endo Pharmaceuticals, is available at www.endo.com.

Important Information

This press release is neither an offer to purchase nor a solicitation of an offer to sell securities. Endo Pharmaceuticals Holdings Inc. (“Endo”) has filed a tender offer statement on Schedule TO with the Securities and Exchange Commission, and Indevus Pharmaceuticals, Inc. (“Indevus”) has filed a solicitation/recommendation statement with respect to the tender offer. Investors and Indevus shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other offer documents) and the related solicitation/recommendation statement because they contain important information. The offer to purchase, the related letter of transmittal and certain other offer documents, as well as the solicitation/recommendation statement, are available at no charge on the Securities and Exchange Commission’s website at www.sec.gov. In addition, copies of these documents and other filings containing information about Indevus and the transaction can be obtained by all Indevus stockholders, without charge, by directing a request to Indevus Pharmaceuticals, Inc., Attention: General Counsel, 33 Hayden Avenue, Lexington, Massachusetts 02421-7966, by telephone at (781) 861-8444 or on Indevus’ website, www.indevus.com.

1